BB 2/25

06003318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB 2/27

SEC FILE NUMBER
8-50435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. M. Lummis Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 LOCUST Avenue
(No. and Street)

New Canaan (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Galione 203-966-0025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahan Steyer & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1100 Summer Street (Address) Stamford (City) CT (State) 06905 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SEC MAIL
FEB 23 2006

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Lummis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. M. Lummis Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Exp. 1/31/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. LUMMIS SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder of
J.M. Lummis Securities, Inc.
New Canaan, CT 06840

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of J. M. Lummis Securities, Inc. as of December 31, 2005 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule # 1 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahan, Steiger + Company, P.C.
KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut

February 10, 2006

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$106,637
Accounts Receivable	7,713
Prepaid Expenses	2,626
TOTAL CURRENT ASSETS	116,976
FIXED ASSETS	
Equipment	3,810
Accumulated Depreciation	(3,810)
	0
TOTAL ASSETS	$116,976

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 6,109
TOTAL CURRENT LIABILITIES	6,109
SHAREHOLDER'S EQUITY	
Common Stock - Common Shares, No Par Value, Authorized 20,000 Shares, Issued and Outstanding 100 Shares	20,000
Additional Paid-In Capital	189,620
Retained Deficit	(98,753)
TOTAL SHAREHOLDER'S EQUITY	110,867
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$116,976

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	$1,125,675
OPERATING EXPENSES	1,253,408
NET LOSS BEFORE OTHER INCOME	(127,733)
OTHER INCOME	
Interest Income	2,069
NET LOSS	($ 125,664)

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	CAPITAL STOCK	PAID-IN CAPITAL	RETAINED EARNINGS/ (DEFICIT)	TOTAL SHARE-HOLDER'S EQUITY
BALANCE - JANUARY 1, 2004	$ 20,000	$189,620	$147,973	$357,593
Distributions			(121,062)	(121,062)
Net Loss			(125,664)	(125,664)
BALANCE - DECEMBER 31, 2005	$ 20,000	$189,620	($ 98,753)	$110,867

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	($ 125,664)
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation and Amortization	38
Decrease In Accounts Receivable	26,817
(Increase) in Prepaid Expense	(941)
(Decrease) In Accrued Liabilities	(51,077)
Total Adjustments	(25,163)
NET CASH USED BY OPERATING ACTIVITIES	(150,827)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(121,062)
NET CASH USED IN FINANCING ACTIVITIES	(121,062)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(271,889)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	378,526
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 106,637

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income Taxes	$ 0
Interest Expense	0

See Accompanying Notes

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note # 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business

J.M. Lummis Securities, Inc., incorporated on June 19, 1997, is a broker dealer of corporate bonds and U.S. treasury and government agencies' securities.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of accounts receivable. The company's customer base is located throughout the United States. Although the company is directly affected by the well being of the banking industry, management does not believe significant credit risk exists.

In addition, the Company places its cash with high quality institutions. At times such investments may be in excess of the FDIC insurance limit; however, management does not believe this credit risk is significant.

Accounts Receivable

The Company provides an allowance for doubtful accounts, as needed, that is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2005, there were no uncollectible accounts.

Federal and State Income Taxes

The Company's stockholder has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on his or hers proportionate share of the Company's net income. Accordingly, no provision or liability for income taxes has been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Depreciation

The Company's equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2005 was $38.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note # 2 – RELATED PARTY TRANSACTIONS

J.M. Lummis Securities, Inc. is a wholly owned subsidiary of J.M. Lummis and Company, Inc. The Company reimbursed J.M. Lummis and Company, Inc. for its share of operating expenses as follows:

Expense	Amount
Rent	$ 26,254
Equipment Rental	31,426
Telephone	27,957
Insurance	37,631
Office	6,065
Information Technology	5,924
	$ 135,257

Note # 3 - LINE OF CREDIT

J. M. Lummis Securities, Inc. has an uncommitted, short-term, secured line of credit with National Financial Services, LLC. The line is used to support trades made through a National Financial Services, LLC clearing account. There was no outstanding balance on the line of credit at December 31, 2005. Included in cash and cash equivalents is $50,000 required to be on deposit to secure this line.

Note # 4 - COMPREHENSIVE INCOME

The Company does not have any accumulated other comprehensive income items, and therefore, is not required to report comprehensive income.

J.M. LUMMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note # 5 - **RETIREMENT PLAN/COMMITMENT**

The Company adopted a 401(k) retirement plan effective January 1, 1998. The plan covers all employees who are at least 21 years of age with one or more years of service. Plan provisions include a discretionary employer match.

For the plan year ended December 31, 2005, the Company elected to match one hundred percent of the first $10,000 of employee contributions. The Company's contribution was $27,800.

J.M. LUMMIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

NET WORTH	$110,867
TOTAL AVAILABLE CAPITAL	110,867
NON-ALLOWABLE ASSETS	
Prepaid Expense	(2,626)
Receivables	(3,811)
Cash - CRD	(790)
TENTATIVE NET CAPITAL	103,640
Haircuts on Allowable Assets	(520)
NET CAPITAL	$103,120
RECONCILIATION OF NET CAPITAL	
Net Capital per Client Computation	109,230
Adjustments per Audit	(6,110)
NET CAPITAL PER AUDIT	$103,120

SCHEDULE # 1
See Accountants' Report